Our first-ever rockstar portrait - New Launch Update

Inbox ×

M

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Dear ,

It's not everyday you get to invest in a million dollar portrait of a music legend...

Now, with our latest painting *Kurt*, you can buy into the face that defined a generation: Kurt Cobain.

This isn't just any old portrait of Cobain, either...

It's painted by Elizabeth Peyton, an esteemed artist famous for her portraits of celebrities and musicians. She was in the inaugural class of the Louvre's first-ever artist residency, and her market is trading at new heights recently, with a new record set earlier this year ($2.7M).

Within Peyton's appreciating market, portraits of 90s celebrities like Cobain stand out.

Just look at the appreciation on a similar portrait of two 90s rockstars, *Jarvis and Liam Smoking*. In 2003, it sold for $108k at auction. Earlier this year, it resold for $1.6 million.

We're confident that our Cobain portrait can tap into similar potential demand, especially given the attractive outperformance of auction house estimates on a larger Cobain portrait in November '24.

A larger Cobain portrait is currently her #4 auction record, and another larger-scale *Kurt* is coming to auction this month with an estimate of $2M-$3M.

Ours is available for $1.16M now.

Don't miss out.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Other 'Kurt' portraits not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Auction House estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.